

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2022

Mike Pykosz
Chief Executive Officer
Oak Street Health, Inc.
30 W. Monroe Street, Suite 1200
Chicago, Illinois 60603

> **Re: Oak Street Health, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 28, 2022**
> **File No. 001-39427**

Dear Mr. Pykosz:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences